
February 8, 2024

Huang Fang
Chief Executive Officer
Maitong Sunshine Cultural Development Co., Ltd
Room 202, Gate 6, Building 9, Yayuan
Anhui Beili, Chaoyang District, Beijing, China

> **Re: Maitong Sunshine Cultural Development Co., Ltd**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 26, 2024**
> **File No. 333-276152**

Dear Huang Fang:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 8

1. We note your response to prior comment 3 and reissue it. Please expand your disclosure to include the CAC and any other governmental agency that is required to approve the operation of your business and offering of the securities being registered to foreign investors with respect to the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

<u>Risk Factors</u>
<u>Risks Related to Doing Business in China, page 16</u>

2.   We note your response to prior comment 5 and reissue it. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

<u>Financial Statements, page F-1</u>

3.   We see that you have revised various pages within your financial statements in response to prior comment 10, to remove tabulations and amounts that were labeled as pertaining to September 30, 2022, nearly a year prior to your formation on September 7, 2023. However, you have retained numerous references, in the narratives and columnar headings, to "the year ended September 30, 2023" when referring to or presenting activity for the 23 days from the date of your formation to September 30, 2023. If none of the entities that now comprise your consolidated group were in existence prior to September 7, 2023, as appears to be represented in your disclosures, all references to the year ended September 30, 2023 should be replaced with labeling that is consistent with the actual applicable period, such as "the period from September 7, 2023 to September 30, 2023" or "the 23 days ended September 30, 2023." Please revise accordingly.

4.   We note your response to prior comment 11 regarding the inclusion of more current financial statements in the registration statement, and disclosures on pages F-7 and F-16 indicating your financial statements for the period from September 7, 2023 through September 30, 2023 reflect the November 27, 2023 common control merger retrospectively, as of the beginning of the period, following the guidance in FASB ASC 805-50-45-5. As this guidance is initially applicable when presenting financial statements covering the period that includes the transaction, it appears that you would need to include financial statements covering the quarter ended December 31, 2023 to support the approach taken in preparing financial statements for the earlier period.

Report of Independent Registered Public Accounting Firm, page F-2

5.   The audit opinion opines on the "period from September 7, 2023 to <u>September, 2023</u>". Please have your auditor revise their audit report to include the complete period end date of September <u>30</u>, 2023.

General

6.   We note your response to prior comment 2 and reissue it. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale, and the acknowledgement of any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." We do not believe that your revised disclosure appearing in the Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations conveys the same risk. Please revise to provide the required disclosures.

7.   We note your response to prior comment 19 that the "Administrative Measures for the Filing of Overseas Securities Offerings" will require you to submit a filing to the CSRC database upon completion of this offering. You also state in your response that at present, the "Trial Administration Measures of Overseas Securities Offerings" do not apply to MTSS or Tongzhilian as you are exempt from these measures because the regulation applies only to companies listed or applying for listing on an overseas securities exchange, and when your registration statement is declared effective, you will apply for a trading symbol to permit your common stock to be quoted on the OTC Pink Market, which is not an exchange. However, you disclose on page 8 that "The Trial Administration Measures of Overseas Offering and Listing by Domestic Companies" and the "Trial Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies," which became effective on March 31, 2023, at present require only reporting by the parent of a Chinese operating company that offers securities in the OTC Market. Please revise to address these apparent inconsistencies and clarify whether and how the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the "Administrative Measures," and five supporting guidelines,

promulgated by the CSRC apply to you. Also we note that your references to the Trial Administrative Measures are inconsistent and appear duplicative. Please revise accordingly.

Please contact Joseph Klinko at 202-551-3824 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Brantl, Esq.